Brian J. Kearns
Chief Financial Officer
February 27, 2007
Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C., 20549
Dear Jim:
I am providing you with this letter in response to your October 26, 2006 comment letter to Lannett Company. We have included your comments from that letter along with our corresponding responses, and a separate document which has amended passages from the Forms 10-K and 10-Q.
We trust you will find our responses to your comment letter to be consistent with our desire to best serve Lannett shareholders and the investment community as a whole.
We look forward to working with you to address any additional questions you may have. It may be helpful if we can schedule a telephone call with you to provide any immediate clarification. I will follow this letter with a phone call, after you have had a little time to review this response.
Regards,
Brian J. Kearns
Vice President – Finance, Chief Financial Officer, Secretary and Treasurer

cc.	Mark Brunhofer, Staff Accountant Kevin Woody, Branch Chief

Lannett Company
October 26, 2006 SEC Comment Letter and Responses
NOTE:
The following pages contain the Comments made by the SEC Staff to Lannett Company, Inc. in a letter dated October 26, 2006. Immediately following each comment is Lannett’s response. Please read the separate document, “Detail Passages from June 30, 2006 10-K/A and December 31, 2005 10-Q/A” in conjunction with the following comments and responses.
SEC Comment #1
We acknowledge your response to our previous comment two and do not understand why you do not separate the current period charges or credits into those related to the current fiscal year and those related to prior fiscal years. It is evident from your disclosure and your previous responses that:
•	the total of your credits processed for chargebacks and rebates in fiscal 2006 related to fiscal 2005 and prior is greater than your combined fiscal 2005 yearend accrual and therefore a portion of your fiscal 2006 charges relates to fiscal 2005 and prior;

•	your significant over accrual of chargeback reserves at June 30,2004 as disclosed on page 28 means that you have effectively netted a credit related to fiscal 2004 and prior against your provision for fiscal 2005 chargebacks; and

•	your net under accrual of total chargebacks and rebates as of June 30, 2003 effectively means that a portion of the fiscal 2004 charges you present relate to fiscal 2003 and prior.
As previously requested, please revise the rollforwards of your revenue reserves to present the line item reserves charged to net sales as two separate line items; one line item for the charge during the current period related to current fiscal year revenues and the second line item for additional reserves charged or credited in the current period related to prior fiscal years’ revenues.
Lannett Response:
As requested, a line in the reserve tables has been added to Form 10K. The line is called “Reserves or (reversals) charged during Fiscal 2006 related to sales recorded in prior fiscal years” and will be used in an amendment as requested by the SEC. The following description will accompany the tables on page 29 of the MD&A:
“Additional rebate reserves of $500,000 related to Fiscal 2005 were incurred during Fiscal 2006, and these were offset by reduced return reserves of the same amount. This crossover of rebates and returns occurred because the Company provided customer incentives to prevent any large returns. ”
SEC Comment #2
As requested in our conference call on August 29, 2006, please revise your disclosure consistent with your response to our previous comments two and four to disclose your process for estimating a determinable sales price. In this regard, please ensure that your revised disclosure addresses each of the following items:
a.	Specifically indicate that you currently assess chargebacks and rebates on a combined basis.

b.	Specifically disclose that you are developing systems to more accurately track and process chargeback and rebate requests and the impact you expect these system changes to have on your ability to estimate chargebacks and rebates.

c.	Specifically disclose the nature of the analyses you currently perform to determine that your estimates of chargebacks and rebates are reasonable.

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October 26, 2006 SEC Comment Letter and Responses
d.	Disclose the decline in the fourth quarter of fiscal 2006 of your mix of sales to wholesalers versus other customers and the impact on reserves. Disclose why the mix has changed.

e.	Please explain to us how you considered the $1.5 million possible sell-through issue identified in your response to our previous comment four in your estimate of potential sales returns at June 30, 2006

f.	Although you disclose that you do not use information from third-party sources to track product levels in the distribution channels, please disclose how you use wholesaler inventory reports in your analyses.
Lannett Response:
a.	Lannett has included in Form 10Q as of September 30, 2006, and will revise disclosure as suggested for amended 10Q’s and 10K’s.
b.	Lannett has included in Form 10Q as of September 30, 2006, and will revise disclosure as suggested for amended 10Q’s and 10K’s.
c.	Lannett performs several types of analysis to ensure that the estimates of chargebacks and rebates are reasonable. We will ensure that disclosure of this analysis is disclosed, as we had indicated in our previous response to the SEC Staff. These are primarily ratio analyses and account activity/balance calculations:
-Wholesaler versus direct (or retail) sales mix ratio;
-Revenue reserve to gross sales ratio;
-Net receivables calculation;
-Gross receivables calculation; and
-Wholesaler inventory calculation.
d.	The 10K for Fiscal 2006 will be amended to disclose the mix in sales to wholesalers to other customers and the impact on reserves, as follows:
“Net sales for the fourth quarter of Fiscal 2006 have increased as a result of change in sales mix and customer mix. The Company was able to increase sales to customers that do not require significant reserves for chargebacks and rebates, and as a result the sales increase exceeded the increase in reserves for the fourth quarter of Fiscal 2006. This change in mix is a result of purchasing patterns of wholesalers which buy larger volumes of products at fixed times of the year in order to obtain best pricing from manufacturers such as Lannett.”
e.	The SEC Staff is inquiring about the net receivable calculation at June 30, 2006 resulting in a $1.5 million difference. In our calculation, the net A/R balance is $1.5 million less than 2 months of net sales. The sell-through issue previously mentioned might reflect slower sales. The Company has accounted for potential slow-down in sales through higher reserve for returns. Due to the fact that we use wholesaler inventory reports to estimate returns, chargebacks and rebates, , we have reserved for greater inventory balances at the wholesalers. This higher reserve resulted in a lower net A/R balance, as compared to net sales for the latest two months.
f.	Lannett will include disclosure of the wholesaler inventory calculation, which is performed quarterly. Lannett receives wholesaler inventory reports at quarter-end and recalculates potential chargebacks and rebates on that inventory based on known contracted rebates and chargeback rates. The resulting chargeback reserve amount is compared to the chargeback reserve estimate that is normally calculated based on gross sales. Any variance is analyzed to determine the root cause. Future reserve estimates may be adjusted based upon the business reason for any variation from expectations regarding this method if this cause is anticipated to continue affecting future reserves.

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October 26, 2006 SEC Comment Letter and Responses
SEC Comment #3
We acknowledge your response to our previous comment three. Please tell us where you included the proposed disclosure regarding new product sales or amend your June 30, 2006 Form 10-K and your December 31, 2005 Form 10-Q to include this disclosure.
Lannett Response:
Proposed disclosure is as follows: “New Product Sales – as new products are introduced, greater incentives often accompany the introduction. New product net sales of $12.6 million in Fiscal 2006 are net of reserves of $3.2 million. This is a significant increase over Fiscal 2005 net sales of $500,000 and reserves of $100,000 that were associated with new product net sales.”
For the 10-Q as of December 31, 2005, we will submit similar disclosure with correct amounts as of the second quarters of Fiscal 2006 and Fiscal 2005:
“New Product Sales – as new products are introduced, greater incentives often accompany the introduction. New product net sales of $4.0 million in the six months ended December 31, 2005 are net of reserves of $0.4 million. This is a significant increase over the six months ended December 31, 2004 net sales of $80,000 and reserves of $10,000 that were associated with new product net sales.”
SEC Comment #4
On page 28 you disclose the quarterly level of revenue adjustments for fiscal 2006 and the corresponding levels of wholesale sales consistent with your response to our previous comment four. It appears that factors other than the level of sales to wholesalers impacted your recorded revenue adjustments. In this regard, for example, the decline in the amount of recorded revenue adjustments from the third fiscal quarter of $12.5 million to the fourth fiscal quarter of $10.0 million is relatively greater than the decline in wholesaler sales for the same periods from $16.7 million to $15.8 million. Please revise your disclosure to quantify and explain the other factors causing the change in quarterly revenue adjustments. If applicable, please disclose any material changes in the rates underlying chargebacks and rebates.
Lannett Response:
The reserve activity change is driven by the increase in sales and reserves in the third quarter. We will disclose “For the first, second, third and fourth quarters of Fiscal 2006, reserves recorded against sales amounted to $7.5 million, $7.9 million, $12.5 million and $10.0 million, respectively. Wholesaler sales were $9.3 million, $9.9 million, $16.7 million and $15.8 million, respectively. The increase in the dollar value of the reserves corresponds to the increase in wholesale sales, most significantly in the third quarter. This third quarter increase in sales and reserves is a result of increased demand for Levothyroxine Sodium, for which the reserve rebate and chargeback reserve remains consistent, but is higher than most other products. Fourth quarter sales to wholesalers dropped off slightly from the third quarter. The reserves in the fourth quarter also declined because of the product mix, but were consistent with reserves in the first and second quarters.
SEC Comment #5
Please amend your December 31, 2005 Form 10-Q to include the proposed disclosure provided in response to our previous comment six. In addition, please revise your disclosure here to clearly indicate the amount and period(s) the inventory reserve was reduced for subsequent sales of Levothyroxine Sodium tablets.
Lannett Response:

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October 26, 2006 SEC Comment Letter and Responses
Form 10Q for December 31, 2005 will include the following disclosure in the MD&A: “An increase in inventories of $901,802 is due to the build up of new products in preparation for their launch in January – SMZ-TMP, Oxycodone, and Morphine Sulfate. As our product offerings increase, higher inventory levels are expected, both in dollars and quantities. This investment in inventory is vital to Lannett’s strategy of maintaining our reputation of always in-stock. In addition, sales of Levothyroxine Sodium tablets have exceeded the expectations, resulting in a reduction in our inventory reserve in the second quarter of Fiscal 2006. In the quarter, approximately $400,000 of previously reserved inventory had been sold to customers, and the related reserve reduced by that amount.
SEC Comment #6
Please revise your disclosure of DSO to clarify why you present both gross and net DSO. In addition, please address the following comments:
a.	Disclose your standard payment terms.

b.	Revise your disclosure of your unprocessed credits to indicate why you have not processed them and the corrective actions you are taking consistent with your response to our previous comment four.

c.	Explain to us how a net DSO calculation greater than 60 days may indicate under-reserved sales while an amount less than 60 days may indicate over-reserved sales as indicated in your response to previous comment seven. In addition, please elaborate on the “other causes” of less than 60 day net DSO calculations.
Lannett Response:
Lannett will add disclosure regarding Net and Gross DSO in the following manner, as was disclosed in the September 30, 2006 Form 10Q:
“The Company monitors both Net DSO and Gross DSO as an overall check on collections and reasonableness of reserves. In order to be effective indicators, both types of DSO are evaluated on a quarterly basis. The Gross DSO calculation provides management with an understanding of the frequency of customer payments, and the ability to process customer payments and deductions. The Net DSO calculation provides management with an understanding of the relationship of the A/R balance net of the reserve liability compared to net sales after reserves charged during the period.”
a.	The 60 day terms have been disclosed in the September 30, 2006 Form 10Q and will be added to all documents that are being amended.
b.	The unprocessed credits will be revised to include “The increase is due to delayed processing of credits from wholesale customers. Some delays were the result of customers failing to report all credits. For these items, the Company is working with customer personnel to speed up and improve the reporting of information to Lannett. Some unprocessed credits were the result of the increased volume of credits, and the Company’s inability to adequately handle the extra volume. The Company has acted to reduce the volume of manual credits and improve automated processing of credits, which is reducing the amount of unprocessed credits.
c.	The comment about under-reserved or over-reserved sales is based on mathematical calculations. The following table highlights the base period that is consistent with Lannett’s information as of June 30, 2006, and the resulting Net DSO calculation of 67.9 days. Compare that to a Net DSO calculation when the sales are over reserved by $5,000 (Example #1). You will observe that the Net sales decrease by $5,000, as does the Chargeback and Rebate reserve. The Net DSO declines to 42.7 days, a result of being over-reserved. Compare the base period to Example #2, when the sales are under-reserved by $10,000. You will observe that the Net sales decrease by $10,000, as does the Chargeback and Rebate reserve. The Net DSO increases to 108 days, a result of being under-reserved.

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October 26, 2006 SEC Comment Letter and Responses

	Base period	Example #1	Example #2
Gross Annual Sales	102,000	102,000	102,000

Reserves	(38,000)	(43,000)	(28,000)

Net Annual Sales	64,000	59,000	74,000

Balances as of 6/30/06:

AR Balance	24,900	24,900	24,900

Chargeback and Rebate Reserve	(13,000)	(18,000)	(3,000)

Net AR	11,900	6,900	21,900

Average Daily Sales — Gross	279	279	279

Average Daily Sales — Net	175	162	203

DSO based on Annual sales — Gross	89.1	89.1	89.1

DSO based on Annual sales — Net	67.9	42.7	108.0
SEC Comment #7
It appears from your response to our previous comment five that you did not record an inventory obsolescence reserve for Levothyroxine Sodium tablets in reliance on an anticipated extension of the product shelf-life dating. Please revise your disclosure to clearly indicate why you believed that you could extend the shelf-life and the facts and circumstances that caused you not to be able to extend the product shelf-life as anticipated, resulting in your fourth quarter charges.
Lannett Response:
Lannett will expand disclosure in the MD&A section entitled “Returns” to include: “In the fourth quarter of fiscal year 2005, the Company recorded a $1,500,000 write-down in sales to account for expected returns. This additional reserve came about because of excess inventory existed with a major wholesaler that was unable to sell a significant amount of Levothyroxine Sodium tablets that it had purchased a year earlier. The Company considered extending the shelf-life of the product in March 2005, but decided against this extension. In May of 2005, the conclusion was ultimately reached to reserve for all estimated returns. The date that all unsold products would eventually be returned was through December 2005, and the $1,500,000 included the estimate of all returns through December 2005.
SEC Comment #8
Please revise your documents to reflect these comments and the proposed revisions represented in previous responses or explain to us in detail why these revisions are not warranted.
Lannett Response:
These documents will be revised and submitted to the SEC as tracked changes in word documents, in order to see the original and the revised disclosures as we have committed to do.

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Lannett Company
October 26, 2006 SEC Comment Letter Responses
Detail Passages from June 30, 2006 10-K/A and December 31, 2005 10-Q/A
NOTE:
The following passages are specific sections of amendments that Lannett Company, Inc. is proposing to submit to the SEC. These passages are from the June 30, 2006 10-K/A and December 31, 2005 10-Q/A that will be submitted with the SEC once Lannett has satisfactorily answered all Comment from the SEC Staff. This document should be read in conjunction with the “October 26, 2006 SEC Comment Letter and Responses” which is currently being submitted.
Detail Response to Comment #1:
Passage from Page 29 of Form 10-K, June 30, 2006
The following tables identify the reserves for each major category of revenue allowance and a summary of the activity for the years ended June 30, 2006, 2005 and 2004:

For the Year Ended June 30, 2006
Reserve Category	Chargebacks	Rebates	Returns	Other	Total
Reserve Balance as of June 30, 2005	$7,999,700	$1,028,800	$1,692,000	$29,500	$10,750,000
Actual credits issued related to sales recorded in prior fiscal years	(7,920,500)	(1,460,500)	(1,272,400)	(59,300)	(10,712,700)
Reserves or (reversals) charged during Fiscal 2006 related to sales recorded in prior fiscal years	—	500,000	(500,000)	—	—
Reserves charged to net sales in fiscal 2006 related to sales recorded in fiscal 2006	28,237,000	5,688,500	497,300	1,298,200	36,221,000
Actual credits issued related to sales in fiscal 2006	(18,178,800)	(3,573,700)	(900)	(992,800)	(23,246,200)

Reserve Balance as of June 30, 2006	$10,137,400	$2,183,100	$416,000	$275,600	$13,012,100

For the Year Ended June 30, 2005
Reserve Category	Chargebacks	Rebates	Returns	Other	Total
Reserve balance as of June 30, 2004	$6,484,500	$1,864,200	$448,000	$88,300	$8,885,000
Actual credits issued related to sales recorded in prior fiscal years	(4,978,300)	(1,970,000)	(523,100)	(95,800)	(7,567,200)
Reserves or (reversals) charged during Fiscal 2005 related to sales recorded in prior fiscal years	—	130,000	(130,000)	—	—
Reserves charged to net sales in fiscal 2005 related to sales recorded in fiscal 2005	21,028,100	6,970,100	2,933,900	623,400	31,685,500
Actual credits issued related to sales in fiscal 2005	(14,534,600)	(5,965,500)	(1,036,800)	(586,400)	(22,253,300)

Reserve balance as of June 30, 2005	$7,999,700	$1,028,800	$1,692,000	$29,500	$10,750,000

For the Year Ended June 30, 2004
Reserve Category	Chargebacks	Rebates	Returns	Other	Total
Reserve balance as of June 30, 2003	$1,638,000	$889,900	$210,200	$33,900	$2,772,000
Actual credits issued related to sales recorded in prior fiscal years	(1,604,000)	(1,166,400)	(182,700)	—	(2,953,100)
Reserves or (reversals) charged during Fiscal 2004 related to sales recorded in prior fiscal years	—	300,000	—	—	300,000
Reserves charged to net sales in fiscal 2004 related to sales recorded in fiscal 2004	18,897,500	4,563,900	480,600	464,400	24,406,400
Actual credits issued related to sales in fiscal 2004	(12,447,000)	(2,723,200)	(60,100)	(410,000)	(15,640,300)

Reserve balance as of June 30, 2004	$6,484,500	$1,864,200	$448,000	$88,300	$8,885,000

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Detail Passages from June 30, 2006 10-K/A and December 31, 2005 10-Q/A
Detail Response to Comment #2 a, b, c, f & Comment #4:
Passage from Page 29 of Form 10-K, June 30, 2006
Reserve Activity 2006 vs. 2005
The chargeback reserve increased from $10,750,000 at June 30, 2005 to $13,012,100 at June 30, 2006 due to an increased level of sales in the months of May and June as compared to prior year. Historically, the ratio of the reserve to gross sales is between 30% and 40%. The fiscal years ended June 30, 2006 and 2005 were 36% and 40%, respectively. In fiscal 2005, there were additional reserves taken for an expected Levothyroxine return. This accounted for an additional $1.4 million or 1.8%. Additional rebate reserves of $500,000 related to Fiscal 2005 were incurred during Fiscal 2006, and these were offset by reduced return reserves of the same amount. This crossover of rebates and returns occurred because the Company provided customer incentives to prevent any large returns. Rebates have decreased both in amount and as a percentage of the reserve in the “additional credits issued-related to sales recorded in Fiscal 2006” due to the classification of rebates from wholesale customers. When the reserve for chargebacks and rebates is calculated for the wholesale/distribution customers, it is calculated in aggregate, that is, on a combined basis, since they submit the amounts together. This is in part the reason why the chargeback amount has increased. However there is a large rebate reserve as of June 30, 2006 as direct customers (those who receive the only rebates) were a larger than usual portion of sales in the month of June – 58%, typically 50%. “Other” increased due to an increase in shelf stock adjustments. Additional competitors in the Primidone 50 market have caused Lannett to give more of this type of credit. Currently, the Company is in the process of developing systematic tracking of rebates and chargebacks to improve the accuracy of estimating chargebacks and rebates.
Fluctuations in the amount of sales through the wholesaler channel will have an impact on the amount of reserve being charged. Due to the fact that wholesale sales result in greater chargebacks, an increase in wholesale sales will result in a higher level of chargebacks. For the first, second, third and fourth quarters of Fiscal 2006, reserves recorded against sales amounted to $7.5 million, $7.9 million, $12.5 million and $10.0 million, respectively. Wholesaler sales were $9.3 million, $9.9 million, $16.7 million and $15.8 million, respectively. The increase in the dollar value of the reserves corresponds to the increase in wholesale sales, most significantly in the third quarter. This third quarter increase in sales and reserves is a result of increased demand for Levothyroxine Sodium, for which the reserve rebate and chargeback reserve remains consistent, but is higher than most other products. Fourth quarter sales to wholesalers dropped off slightly from the third quarter. The reserves in the fourth quarter also declined because of the product mix, but were consistent with reserves in the first and second quarters.
Management performs several types of analysis to ensure reserves are reasonable. This includes ratio analysis of: wholesaler versus direct (or retail) sales mix; revenue reserve to gross sales; comparison of net receivables to net sales; comparison of gross receivables to gross sales; and recalculation of wholesaler inventory levels. Through these steps, management is able to ensure that all reserves are reasonably stated.
Since we are unable to independently verify product sales levels at the final customer, wholesaler inventory reports are used to recalculate potential chargebacks and rebates based on known contracted rebate and chargeback rates.

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Detail Passages from June 30, 2006 10-K/A and December 31, 2005 10-Q/A
Detail Response to Comment #2 d:
Passage from Page 85 of Form 10-K, June 30, 2006
Note 17. Quarterly Financial Information (unaudited)
Lannett’s unaudited quarterly consolidated results of operations and market price information are shown below:

	Fourth	Third	Second	First
Fiscal 2006	Quarter	Quarter	Quarter	Quarter
Net Sales	$19,452,896	$15,737,180	$15,228,767	$13,641,532
Cost of Goods Sold	9,569,130	9,404,156	8,063,974	6,862,785

Gross Profit	9,883,766	6,333,024	7,164,793	6,778,747
Other Operating Expenses	8,199,972	4,242,708	5,082,860	4,180,872

Operating Income	1,683,794	2,090,316	2,081,933	2,597,875
Other (Expense) Income	(25,741)	20,745	24,659	56,516
Income Taxes	808,840	856,402	842,518	1,053,415

Net Income	849,213	1,254,659	1,264,074	1,600,976

Basic Earnings Per Share	$0.04	$0.05	$0.05	$0.07

Diluted Earnings Per Share	$0.04	$0.05	$0.05	$0.07

Fiscal 2005
Net Sales	$9,368,438	$7,603,189	$12,918,522	$15,011,496
Cost of Goods Sold	12,443,756	4,266,839	7,085,479	7,620,834

Gross Profit	(3,075,318)	3,336,350	5,833,043	7,390,662
Other Operating Expenses	5,620,448	51,888,438	4,466,319	5,149,190

Operating Income	(8,695,766)	(48,552,088)	1,366,724	2,241,472
Other (Expense)	(40,145)	(45,194)	(54,326)	(46,175)
Income Taxes	(3,010,067)	(19,438,914)	524,921	878,156

Net (Loss) Income	(5,725,844)	(29,158,368)	787,477	1,317,141

Basic (Loss) Earnings Per Share	$(0.24)	$(1.21)	$0.03	$0.05

Diluted (Loss) Earnings Per Share	$(0.24)	$(1.21)	$0.03	$0.05

Fiscal 2004
Net Sales	$17,985,581	$16,000,251	$16,573,601	$13,221,786
Cost of Goods Sold	8,451,582	6,947,195	6,660,845	4,797,253

Gross Profit	9,533,999	9,053,056	9,912,756	8,424,533
Other Operating Expenses	6,412,636	3,638,461	3,429,246	2,613,032

Operating Income	3,121,363	5,414,595	6,483,510	5,811,501
Other (Expense) Income	(25,119)	1,632	10,404	(8,116)
Income Taxes	336,120	2,217,829	2,661,367	2,379,000

Net Income	2,760,124	3,198,398	3,832,547	3,424,385

Basic Earnings Per Share	$0.12	$0.16	$0.19	$0.17

Diluted Earnings Per Share	$0.12	$0.16	$0.19	$0.17

Please see Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) section entitled “Intangible Assets,” for more information on the impairment charge on our intangible asset taken during the third quarter of fiscal year 2005,

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Detail Passages from June 30, 2006 10-K/A and December 31, 2005 10-Q/A included in the $51,888,438 of other operating expenses. Also, please see the MD&A section entitled “Returns” for more information related to returns reserve affecting $9,368,438 of Net Sales during the fourth quarter of fiscal year 2005. Please see the MD&A section entitled “Inventories” for more information related to the write-off of slow moving and short dated inventory during the fourth quarter of fiscal year 2005, resulting in Cost of Goods Sold of $12,443,756.
Net sales for the fourth quarter of Fiscal 2006 have increased as a result of change in sales mix and customer mix. The Company was able to increase sales to customers that do not require significant reserves for chargebacks and rebates, and as a result the sales increase exceeded the increase in reserves for the fourth quarter of Fiscal 2006. This change in mix is a result of purchasing patterns of wholesalers which buy larger volumes of products at fixed times of the year in order to obtain best pricing from manufacturers such as Lannett.
Detail Response to Comment #3:
Passage from Page 25 & 26 of Form 10-K, June 30, 2006
Revenue Recognition – The Company recognizes revenue when its products are shipped. At this point, title and risk of loss have transferred to the customer and provisions for estimates, including rebates, promotional adjustments, price adjustments, returns, chargebacks, and other potential adjustments are reasonably determinable. Accruals for these provisions are presented in the consolidated financial statements as rebates and chargebacks payable and reductions to net sales. The change in the reserves for various sales adjustments may not be proportionally equal to the change in sales because of changes in both the product and the customer mix. Increased sales to wholesalers will generally require additional accruals as they are the primary recipient of chargebacks and rebates. Incentives offered to secure sales vary from product to product. Provisions for estimated rebates and promotional credits are estimated based upon contractual terms. Provisions for other customer credits, such as price adjustments, returns, and chargebacks, require management to make subjective judgments on customer mix. Unlike branded innovator drug companies, Lannett does not use information about product levels in distribution channels from third-party sources, such as IMS and NDC Health, in estimating future returns and other credits. Lannett calculates a chargeback/rebate rate based on contractual terms with its customers and applies this rate to customer sales. The only variable is customer mix, and this is based on historical data and sales expectations. The chargeback/rebate reserve is reviewed on a monthly basis by management using several ratio and calculated metrics. Lannett’s methodology for estimating reserves has been consistent with previous periods.
New product sales also affect revenue recognition as net sales of new products are often impacted by greater incentives to wholesalers. New product net sales of $12.6 million in Fiscal 2006 are net of reserves of $3.2 million. This is a significant increase over Fiscal 2005 net sales of $500,000 and reserves of $100,000 that were associated with new product net sales.
Detail Response to Comment #3:
Passage from Page 33 of Form 10-K, June 30, 2006
Results of Operations – Fiscal 2006 compared to Fiscal 2005
Net sales increased by 43%, from $44,901,645 in Fiscal 2005 to $64,060,375 in Fiscal 2006. The increase was due in part from a rebound in Levothyroxine sales which increased $6.4 million, or 75%. The Company also had additional growth with the introduction of several new products which

CONFIDENTIAL	Page 4 of 6

Detail Passages from June 30, 2006 10-K/A and December 31, 2005 10-Q/A accounted for $12.6 million in sales. Several other products besides Levothyroxine Sodium experienced increased sales over prior year – including Digoxin 29%, Acetazolamide 8%, Unithroid 38%, and Hydromorphone 398%. Volume and price increases attributed to increased sales – 33% due to increase in volume (new sales are included in volume increases) and 11% increase in prices. Prices rebounded in the sales of Levothyroxine and Digoxin. Both saw increased price pressure in the prior year as several competitors entered into the market. In addition, net sales of new products are often impacted by greater incentives to wholesalers. New product net sales of $12.6 million in Fiscal 2006 are net of reserves of $3.2 million. This is a significant increase over Fiscal 2005 net sales of $500,000 and reserves of $100,000 that were associated with new product net sales.
Detail Response to Comment #4:
See #2 above.
Detail Response to Comment #5:
Passage from Page 30 of Form 10-Q dated December 31, 2005.
Inventories - The Company values its inventory at the lower of cost (determined by the first-in, first-out method) or market, regularly reviews inventory quantities on hand, and records a provision for excess and obsolete inventory based primarily on estimated forecasts of product demand and production requirements. The Company’s estimates of future product demand may prove to be inaccurate, in which case it may have understated or overstated the provision required for excess and obsolete inventory. In the future, if the Company’s inventory is determined to be overvalued, the Company would be required to recognize such costs in cost of goods sold at the time of such determination. Likewise, if inventory is determined to be undervalued, the Company may have recognized excess cost of goods sold in previous periods and would be required to recognize such additional operating income at the time of sale.
An increase in inventories of $901,802 is due to the build up of new products in preparation for their launch in January – SMZ-TMP, Oxycodone, and Morphine Sulfate. As our product offerings increase, higher inventory levels are expected, both in dollars and quantities. This investment in inventory is vital to Lannett’s strategy of maintaining our reputation of always in-stock. Separately, sales of Levothyroxine Sodium tablets have exceeded the expectations, resulting in a reduction in our inventory reserve in the second quarter of Fiscal 2006. In the quarter, approximately $400,000 of previously reserved inventory had been sold to customers, and the related reserve reduced by that amount.
Detail Response to Comment #6a & b:
Passage from Page 36 of Form 10-K
Liquidity and Capital Resources
Net cash provided by operating activities of $3,368,921 for the year ended June 30, 2006 was attributable to net income of $5, 04,359 as adjusted for the effects of non-cash items of $5,240,864 and net changes in operating assets and liabilities totaling ($6,876,303). Significant changes in operating assets and liabilities are described below.

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Detail Passages from June 30, 2006 10-K/A and December 31, 2005 10-Q/A
1.	An increase in trade accounts receivable of $11,924,058 was partially due to increased sales in the most recent months of Fiscal 2006. The May to June sales figures for 2006 were $7.2 million greater than the same period in Fiscal 2005. Also, the prior year had 3 customers with substantial credit balances at June 30, 2005. The Company monitors its liquidity in a number of ways. A Days Sales Outstanding (DSO) calculation is used to determine our ability to collect accounts receivable. DSO is analyzed in two ways, Gross A/R compared to Average Daily Gross Sales, and Net A/R (net of reserve for chargebacks and rebates) compared to Average Daily Net Sales. For the first, second, third and fourth quarters of Fiscal 2006, this Gross DSO amounted to 64 days, 68 days, 76 days and 78 days, respectively. The increase is due to delayed processing of credits from wholesale customers. Some delays were the result of customers failing to report all credits. For these items, the Company is working with customer personnel to speed up and improve the reporting of information to Lannett. Some unprocessed credits were the result of the increased volume of credits, and the Company’s inability to adequately handle the extra volume. The Company has acted to reduce the volume of manual credits and improve automated processing of credits, which is reducing the amount of unprocessed credits. For the first, second, third and fourth quarters of Fiscal 2006, this Net DSO amounted to 26 days, 49 days, 52 days and 56 days, respectively. Net DSO was low in the first quarter of Fiscal 2006 due to two significant customers that had credit balances at September 30, 2005. These customers’ balances returned to normal balances due from the customers as additional sales were made.
The Company monitors both Net DSO and Gross DSO as an overall check on collections and reasonableness of reserves. In order to be effective indicators, both types of DSO are evaluated on a quarterly basis. The Gross DSO calculation provides management with an understanding of the frequency of customer payments, and the ability to process customer payments and deductions. The Net DSO calculation provides management with an understanding of the relationship of the A/R balance net of the reserve liability compared to net sales after reserves charged during the period. Standard payment terms offered to customers are consistent with industry practice at 60 days,
Detail Response to Comment #7:
Passage from Page 26 of Form 10-K, June 30, 2006
In the fourth quarter of fiscal year 2005, the Company recorded a $1,500,000 write-down in sales to account for expected returns. This additional reserve came about because of returns from a major wholesaler that was unable to sell a significant amount of Levothyroxine Sodium tablets that it had purchased a year earlier. The Company considered extending the shelf-life of the product in March 2005, but decided against this extension. In May of 2005, the conclusion was ultimately reached to reserve for all estimated returns. The date that all unsold products would eventually be returned was through December 2005, and the $1,500,000 included the estimate of all returns through December 2005. The product was returned to the Company in December 2005, and concurrently written off as slow moving and short-dated inventory.

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